**Regulatory Announcement**

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RECEIVED
2007 JUL -3 P 12:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

| | |
|---|---|
| **Company** | Tesco PLC |
| **TIDM** | TSCO |
| **Headline** | Transaction in Own Shares |
| **Released** | 18:04 16-May-07 |
| **Number** | 7490W |

Tesco PLC
16th May 2007

SUPPL

Tesco PLC - Transactions in Own Shares

Tesco PLC announces that on 16 May 2007 it purchased from Merrill Lynch International 1,588,102 ordinary shares at an average price of 467.271342 pence per share. The purchased shares will be cancelled.

07024874

Contact: J Lloyd
Company Secretary
Tesco PLC
Delamare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL

Tel: 01992 632222

PROCESSED
JUL 09 2007
THOMSON FINANCIAL

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